Exhibit 1.01

Conflict Minerals Report of Leonardo DRS, Inc.
for the reporting period from January 1 to December 31, 2023

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission (the “SEC”) instructions to Form SD and related rules.

This Conflicts Mineral Report (the “Report”) for the reporting period from January 1 to December 31, 2023 (the “Reporting Period”), is presented by Leonardo DRS, Inc. (“DRS,” “we,” “us” or “our”) pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the SEC as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to implement reporting and disclosure requirements related to the cassiterite, columbite-tantalite, gold, wolframite and their derivatives, tin, tantalum and tungsten (the “3TG Minerals”) necessary to the functionality or production of products manufactured by registrants.

DRS Overview

DRS provides advanced defense technology to U.S. national security customers and allies around the world. We specialize in the design, development and manufacture of advanced sensing, network computing, force protection and electric power and propulsion technologies and solutions. Substantially all of our products are assembled from widely available component parts.

Our Advanced Sensing and Computing segment designs, develops and manufactures sensing and network computing technology that enables real-time situational awareness required for enhanced operational decision making and execution by our customers. Our sensing capabilities span numerous applications, including missions requiring advanced detection, precision targeting and surveillance sensing, long range electro-optic/infrared, signals intelligence and other intelligence systems, electronic warfare, ground vehicle sensing, next generation active electronically scanned array tactical radars, dismounted soldier sensing and space sensing. Across our offerings, we are focused on advancing sensor distance and enhancing the precision, clarity, definition, spectral depth and effectiveness of our sensors. We also seek to leverage the knowledge and expertise built through our decades of experience to optimize size, weight, power and cost for our customers’ specific mission requirements.

Our sensing capabilities are complemented by our rugged, trusted and cyber resilient network computing products. Our network computing offerings are utilized across a broad range of mission applications including platform computing on ground and shipboard (both surface ship and submarine) for advanced battle management, combat systems, radar, command and control, tactical networks, tactical computing and communications. These products help support the DoD’s need for greater situational understanding at the tactical edge by rapidly transmitting data securely between command centers and forward-positioned defense assets and personnel.

Our Integrated Mission Systems segment designs, develops, manufactures and integrates power conversion, control and distribution systems, ship propulsion systems, motors and variable frequency drives, force protection systems, and transportation and logistics systems for the U.S. military and allied defense customers. DRS is currently a leading provider of next-generation electrical propulsion systems for the U.S. Navy. We provide power conversion, control, distribution and propulsion systems for the Navy’s top priority shipbuilding programs, including the Columbia Class ballistic missile submarine, the first modern U.S. electric drive submarine.

Reasonable Country of Origin Inquiry

As a “downstream” company, meaning we do not directly source minerals from smelters, refiners or mines, we do not have direct knowledge of the country of origin or chain of custody of our 3TG Minerals or whether our 3TG Minerals have directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”). Our supply chain is complex and there are many intermediaries between us and the mine. As a result, our ability to identify the origin and chain of custody of our 3TG Minerals and determine whether they directly or indirectly financed or benefited armed groups in any Covered Country (the “Conflict Status”) is limited. We rely on our direct vendors and suppliers for information relating to the 3TG Minerals in the parts and materials we source from them, who in turn often similarly rely on their own vendors and suppliers as they too are far removed from the actual source of any 3TG Minerals.

With respect to the 3TG Minerals necessary to the functionality or production of products manufactured by us or contracted by us to be manufactured, we conducted in good faith a country of origin inquiry that we believe was reasonably designed to determine whether any of our 3TG Minerals originated in the Covered Countries or were from recycled or scrap sources. For a description of our country of origin inquiry, please see the discussion below which includes the measures we took to exercise due diligence (of which such inquiry was a part).

To the extent we determined that our 3TG Minerals originated (or may have originated) in the Covered Countries and may not have been from recycled or scrap sources, we exercised the required due diligence but were unable to determine whether they financed or benefited armed groups.

Design of Due Diligence Measures

To better manage our supply chain and facilitate the identification of 3TG Minerals origin, chain of custody and Conflict Status due diligence and disclosure required by the SEC, we established management systems and due diligence procedures (our “3TG Minerals Due Diligence Process”) based on guidance from the Organization for Economic Co-operation and Development’s OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (“OECD Guidance”). The design of our 3TG Minerals Due Diligence Process included the following:

• adopting a 3TG minerals policy which is available on our website at www.leonardodrs.com;

• analyzing contract data and revenue recognition methodology to identify contracts and programs in which we manufactured or contracted to manufacture a product, and developing a list of vendors and suppliers associated with each program and contract;

• sending surveys to various vendors and suppliers inquiring whether 3TG Minerals were used in the provided parts and materials and, if so, the source of any such parts and materials. The surveys were based on the Conflict Minerals Reporting Template ("CMRT");

• sending follow-up survey questionnaires to each vendor/supplier that indicated they had supplied materials containing 3TG Minerals to better understand their process in determining that the 3TG Minerals did not originate in any of the Covered Countries;

• assessing and managing the conflict risk identified through the process outlined above;

• providing a mechanism for vendors and suppliers to communicate their concerns with respect to our 3TG Mineral Due Diligence Process; and

• publicly reporting the results of our due diligence through this Report and the accompanying Form SD, which are filed with the SEC and made available on our website at www.leonardodrs.com.

3TG Minerals Due Diligence Process

We undertook the 3TG Minerals Due Diligence Process, which included the below measures, covering the Reporting Period:

• sought representations from our vendors and suppliers to determine the status of 3TG Minerals used in the supplied materials and the source of any 3TG Minerals identified;

• received information from vendors and suppliers representing a substantial portion of the 3TG Minerals supplied directly to us or contained in products that we contracted to be manufactured by third parties;

• analyzed the responses for completeness and internal consistency and made follow-up inquiries intended to resolve any deficiencies we identified;

• relied on representations from vendors and suppliers that we considered reasonable;

• considered warning signs or other circumstances that, in our view, indicated the responses were unreliable or that the 3TG Minerals (i) came from a Covered Country and (ii) were not from recycled or scrap sources; and

Due to our position in the supply chain, we do not conduct or commission independent third-party audits of smelters or refiners and rely on independent, third-party audits as necessary. We compared the smelter and refinery information provided by our vendors and suppliers with the data made available by independent third-parties concerning the country of origin of the 3TG Minerals processed by those facilities and their Conflict Status.

3TG Minerals Due Diligence Process Results

Supply chain outreach is required to identify the upstream sources of origin of 3TG Minerals. Following the industry standard process, CMRTs were sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified. Suppliers that identified these specific smelters of concern on their CMRT were contacted in accordance with the OECD Guidance.

Other Steps

We have taken, or will undertake, the following steps since the Reporting Period covered by this Report to mitigate the risk that our 3TG Minerals financed or benefited armed groups in the Covered Countries:

• continue to make our vendors and suppliers aware of our policy on 3TG Minerals;

• continue to communicate our expectations and information requirements to suppliers within our 3TG Mineral supply chain;

• continue to encourage suppliers to implement responsible sourcing procedures and to source from conforming smelters and refiners; and

• attempt to increase the response rate of our vendors and suppliers to our information requests.

We will continue our efforts to address the ongoing issue of 3TG Minerals in the global supply chain by endeavoring to employ best practices in the design and implementation of our 3TG Minerals Due Diligence Process.